UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15-15D

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-295377-01

FREENOME HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

3300 Marina Blvd
Brisbane, CA 94005
(650) 446-6630
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*
Effective as of July 20, 2026, Freenome Holdings, Inc., a Delaware corporation (“Freenome”), consummated the previously announced business combination (and any other transactions contemplated thereby, the “Business Combination”) with Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PubCo”), StarNet Merger Sub I, Corp., a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub I”), and StarNet Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of PubCo (“Merger Sub II”). As part of the Business Combination, (1) PubCo de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate and domesticate as a Delaware corporation, (2) Merger Sub I merged with and into Freenome (the “First Merger”) with Freenome surviving the First Merger as a wholly-owned subsidiary of PubCo, and (3) Freenome merged with and into Merger Sub II (the “Second Merger”) with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of PubCo. In connection with the consummation of the Business Combination, PubCo was renamed Freenome, Inc. This Form 15 relates solely to the reporting obligations of Freenome under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of PubCo under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Freenome Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 20, 2026	FREENOME HOLDINGS, INC.

	By:	/s/ Aaron Elliott
	Name:	Aaron Elliott, Ph.D.
	Title:	Chief Executive Officer